UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

(Commission File No. 1-14728)

Lan Airlines S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____ No     X

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, April 14, 2005

Mr. Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Present

To whom it may concern:

In compliance with Article 9 and the second paragraph of Article 10 of Law 18,045, I inform you of the material fact that yesterday, a Chilean company, Lan Pax Group S.A., a subsidiary of Lan Airlines S.A., acquired 49% of the Argentine company, Inversora Cordillera S.A.

Today, Inversora Cordillera S.A. has acquired 99.9% of the Argentine company, Aero 2000, S.A., which will provide air travel and cargo services in Argentina. Currently, Aero 2000, S.A. is without material operations.

Even though the size of the investment is not considered material, it has been decided to make this information public given the effect it could have on the market.

Sincerely,

  /s/ Alejandro de la Fuente
   Alejandro de la Fuente
   Vice President of Finance
   Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago
Bolsa de Comercio de Valparaíso
Bolsa Electrónica

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2005

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer